UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

HESS CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	Commission File No. 1-1204	13-4921002
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification Number)

1185 Avenue of the Americas

New York, N.Y.

10036

(Address of Principal Executive Offices and Zip Code)

Timothy B. Goodell

Senior Vice President

and General Counsel

212-997-8500

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1), for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure and Report

Item 1.01	Conflict Minerals Disclosure

Introduction

This Form SD of Hess Corporation (the “Company”) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for January 1, 2015 to December 31, 2015 (the “Reporting Period”).

Rule 13p-1 and Form SD require companies to disclose certain information regarding products manufactured, or contracted to manufacture, when: (a) identified products contain one or more of the following minerals: gold, columbite-tantalite (coltan), cassiterite, or wolframite, or their derivatives tantalum, tin, and tungsten (“Conflict Minerals”); (b) Conflict Minerals are necessary to the functionality or production of those products; and (c) the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).

The Company is a global exploration and production company engaged in the exploration, development, production, purchase and sale of crude oil, natural gas liquids and natural gas. Less than 0.5% of the Company’s global revenue for the Reporting Period was derived from the sale of products containing Conflict Minerals.

Conflict Minerals Program

The Company is committed to responsible supply chain practices and has adopted a policy to guide its efforts to identify the sources of Conflict Minerals and comply with Rule 13p-1. The policy is posted on the Company’s website at www.hess.com/sustainability/our-approach/conflict-minerals-policy. The Company established a Conflict Minerals Program (“Program”) in support of this commitment and the information presented in this report was gathered pursuant to the Program. The Program is comprised of the following three broad areas of activities that are to be conducted annually:

(1)	determine the products that are covered under Rule 13p-1 and which suppliers are in scope;

(2)	conduct a reasonable country of origin inquiry and, if necessary, perform additional due diligence to more fully understand the source and chain of custody of any Conflict Minerals in order to reasonably determine whether the Conflict Minerals originated in any of the Covered Countries; and

(3)	report the results of the due diligence process to the Securities and Exchange Commission, as well as to relevant stakeholders and the public.

The Program is managed by personnel representing the following Company functions: compliance risk controls, supply chain, corporate social responsibility, and legal.

Product Review

The Company had previously performed a review of all products it manufactured or contracted to manufacture to determine whether any products contained one or more Conflict Minerals necessary to the functionality or production of the product. In 2015, the Company examined its operations, including acquisitions and new entities formed by the Company, to identify any additional products the Company manufactured or contracted to manufacture that would be covered by Rule 13p-1. No additional products were identified, resulting in the determination that the following product is subject to Rule 13p-1 for the Reporting Period: toy trucks (the “Covered Product”).

The Company did not manufacture the Covered Product described in this report; rather it contracted the manufacturing of the Covered Product through its supply chain. The Company’s supply chain in respect to the Covered Product includes several third parties between the ultimate manufacturer of the Covered Product and the sources of the

Conflict Minerals identified. In this regard, the Company did not purchase the Conflict Minerals directly from mines, smelters or refiners. The Company relies on the effective implementation of well-designed Conflict Minerals programs by its direct suppliers of the Covered Product and their immediate suppliers (the “Suppliers”) to provide accurate and complete Conflict Minerals information for the Covered Product as set forth in the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSi”) Extractives Working Group (the “EICC/GeSI Reporting Template”). Each of the Suppliers has adopted a policy to obtain materials from conflict-free sources and has provided the Company with a copy of such policy.

Description of Reasonable Country of Origin Inquiry

In accordance with the Program, the Company conducted a good faith reasonable country of origin inquiry with its Suppliers in order to determine whether the Covered Product for the Reporting Period contained Conflict Minerals originating from a Covered Country.

To initiate the reasonable country of origin inquiry, the Company utilized the EICC/GeSI Reporting Template. As part of this inquiry, the Company also evaluated whether the Covered Product contained Conflict Minerals that came from recycled or scrap sources during the Reporting Period.

The distinct steps the Company took to conduct the reasonable country of origin inquiry are outlined below.

•	The Company sent its Suppliers a copy of the EICC/GeSI Reporting Template along with a cover letter providing information about the Conflict Minerals disclosure requirements of the Securities and Exchange Commission. Representatives from the Company also met in person with the Suppliers to review the Company’s Conflict Minerals Policy and expectations for conflict mineral sourcing and reporting by the Suppliers.

•	The Company asked its Suppliers to identify in the EICC/GeSI Reporting Template whether any products or product components supplied to the Company during the Reporting Period contained Conflict Minerals.

•	If the Suppliers indicated the use of any Conflict Minerals, the Company requested identification of the smelter or the up-stream supplier from which the Conflict Minerals were sourced.

•	In relation to identified up-stream suppliers from whom Conflict Minerals were sourced, the Company requested that its Suppliers forward the EICC/GeSI Reporting Template to those up-stream suppliers. The purpose of this request was to assist the Company and its Suppliers to identify the source and chain of custody of any Conflict Minerals used in the products the Company manufactured or contracted to manufacture during the Reporting Period.

•	The Company asked its Suppliers to provide documentary evidence, such as invoices and Conflict Mineral sourcing policies, to support the responses to the EICC/GeSI Reporting Template, including that the Conflict Minerals used in products the Company manufactured or contracted to manufacture originated from smelters that had been validated by the Conflict-Free Smelter Program, the core program of EICC’s Conflict-Free Sourcing Initiative.

One of the key tools the Company used in its reasonable country of origin inquiry was the use of the Company’s list of identified risks (“Red Flags”) that enabled the Company to assess the completeness and reasonableness of the responses received from its Suppliers.

For any Red Flags identified, the Company followed up with the Suppliers through electronic communications and phone calls where necessary in order to obtain more complete responses to its inquiries regarding Conflict Minerals. The Company’s efforts to engage with its Suppliers and all responses received from Suppliers have been tracked and documented.

Conclusions from the Reasonable Country of Origin Inquiry

As a result of the Company’s good faith reasonable country of origin inquiry, and based on responses from the Company’s Suppliers, the Company has no reason to believe that the Conflict Minerals used in the Covered Product during the Reporting Period may have originated in the Covered Countries.

Reporting

Copies of the Company’s Form SD for the current and prior year periods may be found at www.hess.com/investors/ under “Financial Information” then “SEC Filings”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned on May 26, 2016.

HESS CORPORATION (Registrant)

By:	/s/ Timothy B. Goodell
	Name:	Timothy B. Goodell
	Title:	Senior Vice President and General Counsel